UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2007

Commission File Number: 0-30628

ALVARION LTD.
(Translation of registrant’s name into English)

21A Habarzel Street, Tel Aviv 69710, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following are included in this report on Form 6-K:

Exhibit	Description	Sequential Page Number

1.	Press release on Alvarion Reports First Quarter 2007 Results dated May 2nd, 2007	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                    ALVARION LTD.

Date: May 2nd, 2007                                        By: /s/ Efrat Makov
                                  Name: Efrat Makov
Title:	CFO

EXHIBIT 1

Contacts
Efrat Makov, CFO                  Esther Loewy, Investor Relations
+972-3-645-6252                      +650-314-2653
+760-517-3187                     +972-3-767-4476
Efrat.makov@alvarion.com               esther.loewy@alvarion.com

FOR IMMEDIATE RELEASE

Alvarion Reports First Quarter 2007 Results

TEL AVIV, Israel - May 2, 2007 - Alvarion Ltd. (NASDAQ: ALVR), the leading provider of WiMAX and wireless broadband solutions, today announced financial results for the first quarter ended March 31, 2007.

Highlights:

•	Positive momentum continued with revenues of $52.1 million;

•	10 customers with over $1 million in revenue each;

•	Non-GAAP EPS of $0.02; GAAP loss per share of ($0.01);

•	Gross margin of 51%;

•	Shipped BreezeMAX 802.16e platform to over 20 customers;

•	Record BreezeMAX revenues of $25 million;

In the first quarter of 2007, revenues increased to $52.1 million, a 4% increase from $50.3 million in the fourth quarter of 2006 and a 19% increase from $43.6 million in the first quarter of 2006. BreezeMAX revenue in Q1 2007 was approximately $25 million, 48% of total revenue, compared to about $24 million in Q4.

GAAP net loss in the first quarter of 2007 was ($623,000), or ($0.01) per share, which included income from discontinued operations of $436,000. Net loss from continuing operations was ($1.1) million or ($0.02) loss per share, compared to a loss from continuing operations of ($282,000), or ($0.00) per share in Q4. The increased loss was mainly a result of additional investment in WiMAX and the effects of currency fluctuations. Loss from continuing operations in the first quarter of 2006 was ($574,000), or ($0.01) per share.

Excluding discontinued operations, amortization of acquired intangibles and deferred stock compensation, on a non-GAAP basis, the company reported a net profit of $1.3 million, or $0.02 per diluted share, compared with a non-GAAP net profit of $2.1 million, or $0.03 per diluted share in the fourth quarter of 2006, and a non-GAAP net profit of $1.5 million, or $0.02 per diluted share in Q1 2006.

The company generated positive cash flow from operating activities of approximately $4 million during Q1 2007. Cash reserves as of March 31, 2007 totaled approximately $120 million, up from $118.4 million in the previous quarter.

For supplemental information to facilitate evaluation of the impact of non-cash charges and comparisons with historical results of continuing and discontinued operations, see the attached table showing the detailed reconciliation of GAAP to non-GAAP results for Q1 2007 and the comparative quarters.

Comments from Management

“We are pleased by the momentum of Q1”, said Tzvika Friedman, President and CEO of Alvarion. “Strong BreezeMAX shipments of approximately $33 million and a sequential revenue increase during a quarter that is typically affected by seasonal weakness, show the impact of the growth drivers we’ve been pointing to, as well as good execution by our team.

“The demand for WiMAX, particularly in emerging markets, is growing and at the end of Q1, we had more than 150 commercial deployments among satisfied customers generating revenue from WiMAX services. We also had about 220 active trials, many of them with operators interested in deploying mobile WiMAX. Our 4Motion solution is among the most advanced in the industry and we achieved several important technical milestones during Q1. These included initial interoperability with numerous devices using embedded chipsets from a variety of vendors in preparation for certification of 802.16e systems. We also demonstrated mobile TV over WiMAX at CTIA and, together with Intel, we conducted the first live demo of Matrix B MIMO using their new WiMAX chip for the Centrino platform.”

Q2 2007 Guidance

The company’s revenue guidance for Q2 2007 is $53 to $57 million. Based on this revenue range, non-GAAP per share results from continuing operations are expected to range between $0.00 and $0.03. GAAP per share results are expected to range between ($0.00) and $(0.03).

Alvarion’s management will host a conference call today, May 2, at 9:00 a.m. Eastern time to discuss the quarter. To participate in the call, please dial one of the following numbers approximately five minutes prior to the scheduled start time: USA: (612) 332-0637, International: +1 (612) 332-0637.

The public is invited to listen to the live webcast of the conference call. For details please visit Alvarion’s website at www.alvarion.com. An archive of the on-line broadcast will be available on the website. A replay of the call will be available from 11:45 a.m. ET on May 2, 2007 through 11:59 p.m. ET on May 9, 2007. To access the replay, please call USA: (800) 475-6701, International: +1-(320) 365-3844. To access the replay, users will need to enter the following code: 869335.

About Alvarion
With more than 3 million units deployed in 150 countries, Alvarion (www.alvarion.com) is the world’s leading provider of innovative wireless broadband network solutions enabling Personal Broadband to improve lifestyles and productivity with portable and mobile data, VoIP video and other services.

Alvarion is leading the market to Open WiMAX solutions with the most extensive deployments and proven product portfolio in the industry covering the full range of frequency bands with both fixed and mobile solutions. Alvarion’s products enable the delivery of personal mobile broadband, business and residential broadband access, corporate VPNs, toll quality telephony, mobile base station feeding, hotspot coverage extension, community interconnection, public safety communications, and mobile voice and data.

As a wireless broadband pioneer, Alvarion has been driving and delivering innovations for over 10 years from core technology developments to creating and promoting industry standards. Leveraging its key roles in the IEEE and HiperMAN standards committees and experience in deploying OFDM-based systems, the Company's prominent work in the WiMAX Forum is focused on increasing the widespread adoption of standards-based products in the wireless broadband market and leading the entire industry to Open WiMAX solutions.

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the failure of the market for WIMAX products to develop as anticipated; Alvarion’s inability to capture market share in the expected growth of the WIMAX market as anticipated, due to, among other things, competitive reasons or failure to execute in our sales, marketing or manufacturing objectives; inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the inability to establish and maintain relationships with commerce, advertising, marketing, and technology providers and other risks detailed from time to time in the Company’s 20-F Annual Report Risk Factors section as well as in other filings with the Securities and Exchange Commission.

Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release.

You may request Alvarion's future press releases or a complete Investor Kit by contacting Esther Loewy, Investor Relations: esther.loewy@alvarion.com or +972.3.767.4476.

	Three Months Ended March 31,	Three Months Ended March 31,	Three Months Ended December 31,	Three Months Ended December 31,
	2007	2006	2006	2006
Sales	$52,077	$43,623	$50,267	$181,594

Cost of sales	25,801	22,086	24,308	89,882

Gross profit	26,276	21,537	25,959	91,712

Operating expenses:
Research and development, net	11,774	8,761	10,868	38,807
Selling and marketing	12,64	40,273	12,589	44,929
General and administrative	3,913	3,076	3,412	13,680
Amortization of intangible assets	636	669	669	2,676

Total Operating expenses	28,967	22,779	27,538	100,092

Operating loss	(2,691)	(1,242)	(1,579)	(8,380)

Financial income, net	1,632	668	1,297	3,796

Loss from continuing operations	(1,059)	(574)	(282)	(4,584)

Income (loss) from
discontinued operations, net	436	(4,394)	(5,961)	(36,167)

Net loss	$(623)	$(4,968)	$(6,243)	$(40,751)

Basic and Diluted net
earnings (loss) per share:
Continuing operations	$(0.02)	$(0.01)	$(0.00)	$(0.08)
Discontinued operations	$0.01	$(0.07)	$(0.10)	$(0.59)
Total	$(0.01)	$(0.08)	$(0.10)	$(0.67)

Weighted average number of
shares used in computing
basic and diluted net
earnings (loss) per share	61,767	60,192	61,266	60,841

(*) Results of Cellular Mobile Unit that was sold in November 2006, are classified as discontinued operations and are not included in the results from continuing operations for 2007 and 2006.

ALVARION LTD.& ITS SUBSIDIARIES
RECONCILIATION BETWEEN GAAP TO NON-GAAP STATEMENT OF INCOME (*)
U.S. dollars in thousands (except per share data)

	Three Months Ended March 31, 2007				Three Months Ended December 31, 2007
	GAAP	Adjustments			Non-GAAP	Non-GAAP
Sales	$52,077	$-			$52,077	$50,267

Cost of sales	25,801	(134)	(a	)	25,667	24,173
Gross profit	26,276	134			26,410	26,094

Operating expenses:

Research and development, net	11,774	(393)	(a	)	11,381	10,474
Selling and marketing	12,644	(399)	(a	)	12,245	12,199
General and administrative	3,913	(827)	(a	)	3,086	2,632
Amortization of intangible assets	636	(636)	(b	)	-	-
Total operating expenses	28,967	(2,255)			26,712	25,305

Operating profit (loss)	(2,691)	2,389			(302)	789

Financial income, net	1,632	-			1,632	1,297

Income (loss) from continuing operations(a)	(1,059)	2,389			1,330	2,086

Income from discontinued operations, net	436	(436)			-	-

Net income ( loss)	$(623)	$1,953			$1,330	$2,086

Basic net earnings (loss) per share:

Continuing operations	$(0.02)				0.02	$0.03
Discontinued operations	$0.01
Total	$(0.01)

Weighted average number of shares used in
computing basic net earnings (loss) per share	61,767				61,767	61,266

Diluted net earnings (loss) per share:

Continuing operations	$(0.02)				$0.02	$0.03
Discontinued operations	$0.01
Total	$(0.01)

Weighted average number of shares used in
computing diluted net earnings (loss) per share	61,767				63,942	63,865

(*) Results of Cellular Mobile Unit that was sold in November 2006, are classified as discontinued operations and are not included in the results from continuing operations for 2007 and 2006.

(a) The effect of stock-based compensation. The Company adopted the provisions of Statement of Financial Accounting Standards No. 123R, "Share-Based Payment" on January 1, 2006 using the modified-
prospective transition method.

(b) The effect of amortization of intangible assets.

DISCLOSURE OF NON-US GAAP NET INCOME

FOR COMPARATIVE PURPOSES NET INCOME AND EARNINGS PER SHARE FROM
CONTINUING OPERATIONS EXCLUDING AMORTIZATION OF ACQUIRED INTANGIBLES,
DEFERRED STOCK COMPENSATION AND INCOME (LOSS) FROM DISCONTINUED
OPERATIONS

U.S. dollars in thousands (except per share data)

	Three Months Ended March 31,	Three Months Ended March 31,	Three Months Ended March 31,	Year Ended December 31,
	2007	2006	2006	2006
Net loss according to US GAAP	$(623)	$(4,968)	$(6,243)	$(40,751)

Amortization of acquired current
technology and customer relationships	636	669	669	2,676

Amortization of deferred stock compensation	1,753	1,424	1,699	6,450

Loss (income) from discontinued Operations	(436)	4,394	5,961	36,167

Net Income from continuing operations excluding
amortization of acquired intangibles, deferred stock
compensation and income (loss) from discontinued operations	$1,330	$1,519	$2,086	$4,542

Basic net earnings per share from continuing
operations excluding amortization of acquired
intangibles, deferred stock compensation and income (loss)
from discontinued operations	$0.02	$0.03	$0.03	$0.07

Weighted average number of shares
used in computing basic net earnings per share	61,767	60,192	61,266	60,841

Diluted net earnings per share from continuing
operations excluding amortization of acquired
intangibles, deferred stock compensation and income (loss)
from discontinued operations	$0.02	$0.02	$0.03	$0.07

Weighted average number of shares used in computing
diluted net earnings per share	63,942	64,051	63,865	63,526

ALVARION LTD.& ITS SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	March 31, 2007	December 31, 2006
ASSETS
Cash, cash equivalents, short-term and long-
term investments	$119,922	$118,426
Trade receivables	36,515	34,332
Other accounts receivable	12,088	12,474
Inventories	37,438	30,539
Severance pay fund	9,210	8,749

PROPERTY AND EQUIPMENT, NET	10,782	10,379

GOODWILL AND OTHER INTANGIBLE ASSETS	60,607	61,243

DISCONTINUED ASSETS	3,361	3,921

TOTAL ASSETS	$289,923	$280,063

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES

Trade payables	$27,565	$22,418

Other accounts payable and accrued expenses	45,004	42,295

Total current liabilities	72,569	64,713

ACCRUED SEVERANCE PAY	13,546	12,694

DISCONTINUED LIABILITIES	6,754	7,355

TOTAL LIABILITIES	92,869	84,762

SHAREHOLDERS' EQUITY	197,054	195,301

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$289,923	$280,063

ALVARION LTD.& ITS SUBSIDIARIES
Consolidated Statements of Cash Flows
U.S. dollars in thousands
Three
Months ended
March 31, 2007

Cash flows from operating activities:
Net loss	$(623)
Adjustments to reconcile net loss to net cash used by operating activities:
Depreciation	785
Amortization of deferred stock compensation	1,753
Amortization of intangibles assets	636
Increase in trade receivables	(2,183)
Decrease in other accounts receivable and prepaid expenses	367
Increase in inventories	(6,899)
Increase in trade payables	5,394
Increase in other accounts payables and accrued expenses	4,434
Accrued severance pay, net	391
Net income from discontinued operations	(436)
Net cash provided by operating activities from continuing operations	3,619

Net cash provided by operating activities from discontinued operations	395

Net cash provided by operating activities	4,014

Cash flows from investing activities:
Purchase of fixed assets	(1,435)
Net cash used in investing activities from continuing operations	(1,435)

Cash flows from financing activities:
Proceeds from exercise of employees' stock options	642
Repayment of long term liability	(1,725)
Net cash used to financing activities from continuing operations	(1,083)

Increase in cash, cash equivalents, short-term and long-term investments from continuing operations	1,101
Increase in cash, cash equivalents, short-term and long-term investments from discontinued operations	395
Increase in cash, cash equivalents, short-term and long-term investments	1,496

Cash, cash equivalents, short-term and long-term investments at the beginning of the period	118,426
Cash, cash equivalents, short-term and long-term investments at the end of the period	$119,922